EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL INTEREST AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

July 24, 2026

Dear Bow River Capital Evergreen Fund Shareholder,

As you may know, Bow River Capital Evergreen Fund (the “Fund”) has elected to implement a hybrid repurchase mechanism, where under normal circumstances, the Fund intends to provide a limited degree of liquidity to shareholders by conducting discretionary semi-annual repurchase offers at the discretion of the Fund’s board of trustees (the “Board”). Shareholders are not required to take any action. The purpose of the enclosed letter is to communicate the semi-annual discretionary repurchase offer available at this time. If you do not wish to sell shares at this time, please disregard this notice.

The purpose of these repurchase offers is to provide shareholders with access to their assets and a degree of liquidity. The repurchase offer period for this repurchase offer will begin on July 24, 2026 and end on August 17, 2026.

If you invest in the Fund through a financial intermediary, please contact your financial intermediary to repurchase your shares on your behalf. All Repurchase Offer Request Forms must be submitted to and received by the Fund by 11:59 p.m., Eastern Daylight Time, on August 17, 2026 to be effective. Please allow an appropriate amount of time for your Repurchase Offer Request Form to reach the Fund.

For details of the offer and terms, please refer to the attached Repurchase Offer document.

Sincerely,

Bow River Capital Evergreen Fund